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                                                                EXHIBIT 20

[MID-STATE LOGO] MID-STATE
                 BANCSHARES NEWS RELEASE
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DATE: March 20, 2000                               PHONE NUMBER:  805/473-7700
CONTACT:  James G. Stathos                         NASDAQ SYMBOL:  "MDST"
TITLE:    EVP/Chief Financial Officer              WEBSITE: www.midstatebank.com

             MID-STATE BANCSHARES ANNOUNCES STOCK REPURCHASE PROGRAM

ARROYO GRANDE, CALIFORNIA - Carrol R. Pruett, Chairman and Chief Executive Officer of Mid-State Bancshares (Nasdaq\NMS: MDST) announced today that the Board of Directors has authorized a stock repurchase program for up to five percent (5%) of its outstanding shares. Based on the current outstanding shares, the buyback may result in the purchase of up to approximately 565,000 shares. These repurchases will be made from time to time by the Company in the open market or in block purchases or in privately negotiated transactions in compliance with Securities and Exchange Commission (SEC) rules. The program will begin in April 2000 and is expected to be effective for one year.

Mr. Pruett stated that "The Board of Directors considers Mid-State Bancshares' stock to be an attractive investment of corporate funds, and in the best interest of our shareholders. The buyback will reduce the number of outstanding shares, and fewer shares will result in better earnings per share (EPS) and a corresponding improvement in the return on equity of the Bank."

Mid-State Bancshares is the parent holding company for Mid-State Bank, its wholly owned subsidiary. The Bank currently operates thirty-three commercial banking offices in San Luis Obispo, Santa Barbara, and Ventura counties. At December 31, 1999 the Company had total assets of $1.35 billion and total shareholders' equity of $160 million.

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words, "estimate," "potential," "belief," and similar expressions may be included in, but are not limited to various filings made by the Company with the SEC, news releases or oral statements made with the approval of an authorized executive officer of the Company. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, the effects of future performance from increased competition that offers competitive loan and investment products, and local economic conditions that could affect loan demand.

For nearly 40 years, Mid-State Bank has provided its customers with a friendly, home-based, community oriented bank. With assets of $1.4 billion and 33 office locations, Mid-State Bank employs over 750 San Luis Obispo, Santa Barbara, and Ventura County residents. Mid-State Bank . . . PARTNERS IN YOUR COMMUNITY SINCE 1961.

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